Exhibit 99.1

Encana Corporation

Interim Condensed Consolidated Financial Statements

(unaudited)

For the period ended June 30, 2016

(U.S. Dollars)

Second quarter report

for the period ended June 30, 2016

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2016	2015	2016	2015
Revenues, Net of Royalties	(Note 3)	$364	$830	$1,117	$2,079
Expenses	(Note 3)

Production, mineral and other taxes		30	38	53	75

Transportation and processing		244	299	513	637

Operating		135	198	301	371

Purchased product		79	79	152	200

Depreciation, depletion and amortization		230	394	491	860

Impairments	(Note 8)	484	2,081	1,396	3,997

Accretion of asset retirement obligation	(Note 11)	13	11	26	23

Administrative	(Note 15)	61	84	140	156

Interest	(Note 5)	107	278	210	403

Foreign exchange (gain) loss, net	(Note 6)	23	(86)	(356)	570

(Gain) loss on divestitures	(Note 4)	2	(2)	2	(16)

Other	(Note 9)	24	4	(63)	5

		1,432	3,378	2,865	7,281

Net Earnings (Loss) Before Income Tax		(1,068)	(2,548)	(1,748)	(5,202)

Income tax expense (recovery)	(Note 7)	(467)	(938)	(768)	(1,885)

Net Earnings (Loss)		$(601)	$(1,610)	$(980)	$(3,317)

Net Earnings (Loss) per Common Share

Basic & Diluted	(Note 12)	$(0.71)	$(1.91)	$(1.15)	$(4.15)

Condensed Consolidated Statement of Comprehensive Income (unaudited)
		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2016	2015	2016	2015

Net Earnings (Loss)		$(601)	$(1,610)	$(980)	$(3,317)

Other Comprehensive Income, Net of Tax

Foreign currency translation adjustment	(Note 13)	14	(53)	(256)	425

Pension and other post-employment benefit plans	(Notes 13, 17)	-	-	-	1

Other Comprehensive Income (Loss)		14	(53)	(256)	426

Comprehensive Income (Loss)		$(587)	$(1,663)	$(1,236)	$(2,891)

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	1	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

 Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at June 30, 2016	As at December 31, 2015

Assets

Current Assets

Cash and cash equivalents		$ 293	$ 271

Accounts receivable and accrued revenues		632	645

Risk management	(Notes 18, 19)	33	367

Income tax receivable		322	324

		1,280	1,607

Property, Plant and Equipment, at cost:	(Note 8)

Natural gas and oil properties, based on full cost accounting

Proved properties		42,392	40,647

Unproved properties		5,436	5,616

Other		2,285	2,181

Property, plant and equipment		50,113	48,444

Less: Accumulated depreciation, depletion and amortization		(41,421)	(38,587)

Property, plant and equipment, net	(Note 3)	8,692	9,857

Cash in Reserve		2	2

Other Assets		272	266

Risk Management	(Notes 18, 19)	-	11

Deferred Income Taxes		1,848	1,081

Goodwill	(Note 3)	2,832	2,790

	(Note 3)	$ 14,926	$ 15,614

Liabilities and Shareholders' Equity

Current Liabilities

Accounts payable and accrued liabilities		$ 1,239	$ 1,311

Income tax payable		8	6

Risk management	(Notes 18, 19)	132	16

		1,379	1,333

Long-Term Debt	(Note 9)	5,690	5,333

Other Liabilities and Provisions	(Note 10)	2,062	1,975

Risk Management	(Notes 18, 19)	61	9

Asset Retirement Obligation	(Note 11)	801	773

Deferred Income Taxes		26	24

		10,019	9,447

Commitments and Contingencies	(Note 20)

Shareholders' Equity

Share capital - authorized unlimited common shares, without par value 2016 issued and outstanding: 849.9 million shares (2015: 849.8 million shares)	(Note 12)	3,622	3,621

Paid in surplus		1,358	1,358

Retained earnings (Accumulated deficit)		(1,207)	(202)

Accumulated other comprehensive income	(Note 13)	1,134	1,390

Total Shareholders' Equity		4,907	6,167

		$ 14,926	$ 15,614

 See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	2	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

 Condensed Consolidated Statement of Changes in Shareholders' Equity (unaudited)

				Retained	Accumulated
				Earnings	Other	Total
		Share	Paid in	(Accumulated	Comprehensive	Shareholders'
Six Months Ended June 30, 2016 ($ millions)		Capital	Surplus	Deficit)	Income	Equity

Balance, December 31, 2015		$3,621	$1,358	$(202)	$1,390	$6,167

Net Earnings (Loss)		-	-	(980)	-	(980)

Dividends on Common Shares	(Note 12)	-	-	(25)	-	(25)

Common Shares Issued Under Dividend Reinvestment Plan	(Note 12)	1	-	-	-	1

Other Comprehensive Income (Loss)	(Note 13)	-	-	-	(256)	(256)

Balance, June 30, 2016		$3,622	$1,358	$(1,207)	$1,134	$4,907

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders'
Six Months Ended June 30, 2015 ($ millions)		Capital	Surplus	Earnings	Income	Equity

Balance, December 31, 2014		$2,450	$1,358	$5,188	$689	$9,685

Net Earnings (Loss)		-	-	(3,317)	-	(3,317)

Dividends on Common Shares	(Note 12)	-	-	(107)	-	(107)

Common Shares Issued	(Note 12)	1,098	-	-	-	1,098

Common Shares Issued Under Dividend Reinvestment Plan	(Note 12)	32	-	-	-	32

Other Comprehensive Income	(Note 13)	-	-	-	426	426

Balance, June 30, 2015		$3,580	$1,358	$1,764	$1,115	$7,817

 See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	3	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

 Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2016	2015	2016	2015

Operating Activities

Net earnings (loss)		$(601)	$(1,610)	$(980)	$(3,317)

Depreciation, depletion and amortization		230	394	491	860

Impairments	(Note 8)	484	2,081	1,396	3,997

Accretion of asset retirement obligation	(Note 11)	13	11	26	23

Deferred income taxes	(Note 7)	(455)	(903)	(759)	(1,866)

Unrealized (gain) loss on risk management	(Note 19)	451	278	506	414

Unrealized foreign exchange (gain) loss	(Note 6)	73	(245)	(270)	314

Foreign exchange on settlements	(Note 6)	(53)	137	(85)	235

(Gain) loss on divestitures	(Note 4)	2	(2)	2	(16)

Other		38	40	(43)	32

Net change in other assets and liabilities		(5)	7	(9)	-

Net change in non-cash working capital		(94)	110	(35)	104

Cash From (Used in) Operating Activities		83	298	240	780

Investing Activities

Capital expenditures	(Note 3)	(215)	(743)	(574)	(1,479)

Acquisitions	(Note 4)	(1)	(3)	(2)	(38)

Proceeds from divestitures	(Note 4)	-	143	6	1,016

Cash in reserve		-	43	-	72

Net change in investments and other		(56)	(121)	(44)	16

Cash From (Used in) Investing Activities		(272)	(681)	(614)	(413)

Financing Activities

Net issuance (repayment) of revolving long-term debt	(Note 9)	288	186	843	120

Repayment of long-term debt	(Note 9)	-	(1,302)	(400)	(1,302)

Issuance of common shares	(Note 12)	-	-	-	1,088

Dividends on common shares	(Note 12)	(11)	(37)	(24)	(75)

Capital lease payments and other financing arrangements	(Note 10)	(17)	(17)	(32)	(33)

Cash From (Used in) Financing Activities		260	(1,170)	387	(202)

Foreign Exchange Gain (Loss) on Cash and Cash

Equivalents Held in Foreign Currency		-	19	9	(7)

Increase (Decrease) in Cash and Cash Equivalents		71	(1,534)	22	158

Cash and Cash Equivalents, Beginning of Period		222	2,030	271	338

Cash and Cash Equivalents, End of Period		$293	$496	$293	$496

Cash, End of Period		$31	$86	$31	$86

Cash Equivalents, End of Period		262	410	262	410

Cash and Cash Equivalents, End of Period		$293	$496	$293	$496

 See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	4	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

1. Basis of Presentation and Principles of Consolidation

Encana Corporation and its subsidiaries ("Encana" or "the Company") are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids ("NGLs"). The term liquids is used to represent Encana's oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The interim Condensed Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. All intercompany balances and transactions are eliminated on consolidation. Undivided interests in natural gas and oil exploration and production joint ventures and partnerships are consolidated on a proportionate basis. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2015, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2015.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2016, Encana adopted the following accounting standards updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"), which have not had a material impact on the Company's interim Condensed Consolidated Financial Statements:

●

ASU 2014-12, "Compensation - Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period". The update requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments have been applied prospectively.

●

ASU 2015-02, "Amendments to the Consolidation Analysis". The update requires limited partnerships and similar entities to be evaluated under the variable interest and voting interest models, eliminate the presumption that a general partner should consolidate a limited partnership, and simplify the identification of variable interests and related effect on the primary beneficiary criterion when fees are paid to a decision maker. The amendments have been applied using a full retrospective approach.

●

ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” and ASU 2015-15, "Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements". The updates require debt issuance costs to be presented on the balance sheet as a deduction from the carrying amount of the related liability. Previously, debt issuance costs were presented as a deferred charge within assets. The updates further clarify that regardless of whether there are outstanding borrowings, debt issuance costs arising from credit arrangements can be presented as an asset and subsequently amortized ratably over the term of the arrangement. These amendments have been applied retrospectively and resulted in a $30 million decrease in Other Assets, with a corresponding $30 million decrease in Long-Term Debt as at December 31, 2015.

Encana Corporation	5	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

2. Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted

As of January 1, 2018, Encana will be required to adopt ASU 2014-09, "Revenue from Contracts with Customers" under Topic 606, which replaces Topic 605, "Revenue Recognition", and other industry-specific guidance in the Accounting Standards Codification ("ASC"). The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the company expects to be entitled to in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Deferral of Effective Date for Revenue from Contracts with Customers", which deferred the effective date of ASU 2014-09, but permits early adoption using the original effective date of January 1, 2017. The standard can be applied using one of two retrospective application methods at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

As of January 1, 2019, Encana will be required to adopt ASU 2016-02, “Leases” under Topic 842, which replaces Topic 840 “Leases”. The new standard will require lessees to recognize right-of-use assets and related lease liabilities for all leases, including leases classified as operating leases, on the Consolidated Balance Sheet. The dual classification model requiring leases recognized to be classified as either finance or operating leases was retained for the purpose of subsequent measurement and presentation in the Consolidated Statement of Earnings and Consolidated Statement of Cash Flows. The new standard also expands disclosures related to the amount, timing and uncertainty of cash flows arising from leases. The standard will be applied using a modified retrospective approach and provides for certain practical expedients. Encana is currently assessing the standard and expects the new standard will have a material impact on the Company’s Consolidated Financial Statements.

3. Segmented Information

Encana's reportable segments are determined based on the Company's operations and geographic locations as follows:

●	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

●	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

●

Market Optimization is primarily responsible for the sale of the Company's proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product to provide operational flexibility and cost mitigation for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company's upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

The interim Condensed Consolidated Statement of Earnings for the comparative period ended June 30, 2015 and the accompanying segmented information disclosed in this note have been updated to present property taxes and certain other levied charges within production, mineral and other taxes. Formerly, these property taxes and other charges were presented in either transportation and processing expense or operating expense. Encana has updated its presentation to more accurately reflect these charges within the Condensed Consolidated Statement of Earnings based on the nature of the expense recognized and to more closely align with the Company's peers. As a result, for the three months ended June 30, 2015, the Canadian Operations reclassified $1 million from transportation and processing expense and $7 million from operating expense to production, mineral and other taxes. For the six months ended June 30, 2015, the Canadian Operations reclassified $3 million from transportation and processing expense and $13 million from operating expense to production, mineral and other taxes. In addition, for the three and six months ended June 30, 2015, the USA Operations reclassified $4 million and $14 million, respectively, from operating expense to production, mineral and other taxes.

Encana Corporation	6	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended June 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties	$252	$387	$460	$629	$92	$88

Expenses

Production, mineral and other taxes	6	8	24	30	-	-

Transportation and processing	155	170	73	144	22	-

Operating	37	38	87	147	6	8

Purchased product	-	-	-	-	79	79
	54	171	276	308	(15)	1

Depreciation, depletion and amortization	67	68	143	301	-	-

Impairments	226	-	258	2,081	-	-
	$(239)	$103	$(125)	$(2,074)	$(15)	$1

			Corporate & Other		Consolidated
			2016	2015	2016	2015

Revenues, Net of Royalties			$(440)	$(274)	$364	$830

Expenses

Production, mineral and other taxes			-	-	30	38

Transportation and processing			(6)	(15)	244	299

Operating			5	5	135	198

Purchased product			-	-	79	79

			(439)	(264)	(124)	216

Depreciation, depletion and amortization			20	25	230	394

Impairments			-	-	484	2,081

			$(459)	$(289)	(838)	(2,259)

Accretion of asset retirement obligation					13	11

Administrative					61	84

Interest					107	278

Foreign exchange (gain) loss, net					23	(86)

(Gain) loss on divestitures					2	(2)

Other					24	4
					230	289
Net Earnings (Loss) Before Income Tax					(1,068)	(2,548)

Income tax expense (recovery)					(467)	(938)
Net Earnings (Loss)					$(601)	$(1,610)

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties	$713	$1,117	$(621)	$(1,029)	$92	$88

Expenses

Transportation and processing	74	89	(52)	(89)	22	-

Operating	6	8	-	-	6	8

Purchased product	648	1,019	(569)	(940)	79	79
Operating Cash Flow	$(15)	$1	$-	$-	$(15)	$1

Encana Corporation	7	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the six months ended June 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties	$ 546	$ 1,019	$ 869	$ 1,217	$ 179	$ 227

Expenses

Production, mineral and other taxes	12	16	41	59	-	-

Transportation and processing	304	345	171	299	43	-

Operating	77	74	200	262	14	24

Purchased product	-	-	-	-	152	200
	153	584	457	597	(30)	3

Depreciation, depletion and amortization	149	173	302	637	-	-

Impairments	493	-	903	3,997	-	-
	$ (489)	$ 411	$ (748)	$ (4,037)	$ (30)	$ 3

			Corporate & Other		Consolidated
			2016	2015	2016	2015

Revenues, Net of Royalties			$ (477)	$ (384)	$ 1,117	$ 2,079

Expenses

Production, mineral and other taxes			-	-	53	75

Transportation and processing			(5)	(7)	513	637

Operating			10	11	301	371

Purchased product			-	-	152	200
			(482)	(388)	98	796

Depreciation, depletion and amortization			40	50	491	860

Impairments			-	-	1,396	3,997
			$ (522)	$ (438)	(1,789)	(4,061)

Accretion of asset retirement obligation					26	23

Administrative					140	156

Interest					210	403

Foreign exchange (gain) loss, net					(356)	570

(Gain) loss on divestitures					2	(16)

Other					(63)	5
					(41)	1,141
Net Earnings (Loss) Before Income Tax					(1,748)	(5,202)

Income tax expense (recovery)					(768)	(1,885)
Net Earnings (Loss)					$ (980)	$ (3,317)

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties	$ 1,402	$ 2,282	$ (1,223)	$ (2,055)	$ 179	$ 227

Expenses

Transportation and processing	154	184	(111)	(184)	43	-

Operating	14	24	-	-	14	24

Purchased product	1,263	2,071	(1,111)	(1,871)	152	200
Operating Cash Flow	$ (29)	$ 3	$ (1)	$ -	$ (30)	$ 3

Encana Corporation	8	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

			Three Months Ended		Six Months Ended
			June 30,		June 30,
			2016	2015	2016	2015

Canadian Operations			$54	$114	$117	$265

USA Operations			159	628	456	1,211

Corporate & Other			2	1	1	3
			$215	$743	$574	$1,479

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets (1)
	As at		As at		As at
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2016	2015	2016	2015	2016	2015

Canadian Operations	$703	$661	$640	$1,100	$1,582	$2,036

USA Operations	2,129	2,129	6,488	7,249	10,110	10,405

Market Optimization	-	-	2	1	57	95

Corporate & Other	-	-	1,562	1,507	3,177	3,078
	$2,832	$2,790	$8,692	$9,857	$14,926	$15,614
(1) TotalAssets for 2015 has been restated due to the adoption of ASU 2015-03, "Simplifying the Presentation of Debt Issuance Costs", as described in Note 2.
4. Acquisitions and Divestitures

			Three Months Ended		Six Months Ended
			June 30,		June 30,
			2016	2015	2016	2015

Acquisitions
Canadian Operations			$-	$1	$-	$1
USA Operations			1	2	2	3
Corporate & Other			-	-	-	34
Total Acquisitions			1	3	2	38

Divestitures
Canadian Operations			-	(50)	-	(879)
USA Operations			-	(87)	(6)	(84)
Corporate & Other			-	(6)	-	(53)
Total Divestitures			-	(143)	(6)	(1,016)
Net Acquisitions & (Divestitures)			$1	$(140)	$(4)	$(978)

Divestitures

For the six months ended June 30, 2016, divestitures in the USA Operations were $6 million. For the three and six months ended June 30, 2015, divestitures in the USA Operations were $87 million and $84 million, respectively. Divestitures primarily included the sale of certain properties that did not complement Encana's existing portfolio of assets.

For the three and six months ended June 30, 2015, divestitures in the Canadian Operations were $50 million and $879 million, respectively. Divestitures primarily included the sale of certain assets in Wheatland located in central and southern Alberta for proceeds of approximately C$558 million ($468 million), after closing adjustments, the sale of certain natural gas gathering and compression assets in Montney in northeastern British Columbia for proceeds of approximately C$454 million ($358 million), after closing adjustments and the sale of certain properties that did not complement Encana's existing portfolio of assets.

Amounts received from divestiture transactions were deducted from the respective Canadian and U.S. full cost pools.

For the six months ended June 30, 2015, Corporate and Other acquisitions and divestitures primarily included the purchase and subsequent sale of the Encana Place office building located in Calgary, which resulted in a gain on divestiture of approximately $12 million.

Encana Corporation	9	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

5. Interest

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Interest Expense on:

Debt	$76	$248	$157	$343

The Bow office building	16	18	31	34

Capital leases	6	6	12	15

Other	9	6	10	11
	$107	$278	$210	$403

Interest Expense on Debt for the three and six months ended June 30, 2015 included a one-time interest payment of approximately $165 million resulting from the April 2015 early redemption of the Company's $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018.

6. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Unrealized Foreign Exchange (Gain) Loss on:

Translation of U.S. dollar debt issued from Canada	$59	$(123)	$(277)	$341

Translation of U.S. dollar risk management contracts issued from Canada	-	6	6	(29)

Translation of intercompany notes	14	(128)	1	2
	73	(245)	(270)	314

Foreign Exchange on Settlements	(53)	137	(85)	235

Other Monetary Revaluations	3	22	(1)	21
	$23	$(86)	$(356)	$570

7. Income Taxes

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Current Tax

Canada	$(14)	$(38)	$(13)	$(25)

United States	-	2	-	3

Other countries	2	1	4	3
Total Current Tax Expense (Recovery)	(12)	(35)	(9)	(19)

Deferred Tax

Canada	(262)	(155)	(358)	(478)

United States	(252)	(879)	(608)	(1,639)

Other countries	59	131	207	251
Total Deferred Tax Expense (Recovery)	(455)	(903)	(759)	(1,866)
Income Tax Expense (Recovery)	$(467)	$(938)	$(768)	$(1,885)

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions, and partnership tax allocations in excess of funding.

Encana Corporation	10	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

8. Property, Plant and Equipment, Net

	As at June 30, 2016			As at December 31, 2015
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net

Canadian Operations
Proved properties	$ 15,989	$ (15,728)	$ 261	$14,866	$(14,170)	$696
Unproved properties	320	-	320	334	-	334
Other	59	-	59	70	-	70
	16,368	(15,728)	640	15,270	(14,170)	1,100

USA Operations
Proved properties	26,344	(25,035)	1,309	25,723	(23,822)	1,901
Unproved properties	5,116	-	5,116	5,282	-	5,282
Other	63	-	63	66	-	66
	31,523	(25,035)	6,488	31,071	(23,822)	7,249

Market Optimization	6	(4)	2	5	(4)	1
Corporate & Other	2,216	(654)	1,562	2,098	(591)	1,507
	$ 50,113	$ (41,421)	$ 8,692	$48,444	$(38,587)	$9,857

(1)    Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $72 million, which have been capitalized during the six months ended June 30, 2016 (2015 - $128 million). Included in Corporate and Other are $59 million ($58 million as at December 31, 2015) of international property costs, which have been fully impaired.

For the three months ended June 30, 2016, the Company recognized before-tax ceiling test impairments of $226 million (2015 - nil) in the Canadian cost centre and $258 million (2015 - $2,081 million) in the U.S. cost centre. For the six months ended June 30, 2016, the Company recognized before-tax ceiling test impairments of $493 million (2015 - nil) in the Canadian cost centre and $903 million (2015 - $3,997 million) in the U.S. cost centre. The impairments are included within accumulated DD&A in the table above and resulted primarily from the decline in the 12-month average trailing prices which reduced proved reserves volumes and values.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas		Oil & NGLs
	Henry Hub	AECO	WTI	Edmonton Light Sweet
	($/MMBtu)	(C$/MMBtu)	($/bbl)	(C$/bbl)
12-Month Average Trailing Reserves Pricing
June 30, 2016	2.24	2.14	43.12	52.46
December 31, 2015	2.58	2.69	50.28	58.82
June 30, 2015	3.38	3.32	71.68	75.58

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases including an office building and an offshore production platform.

As at June 30, 2016, the total carrying value of assets under capital lease was $365 million ($376 million as at December 31, 2015), net of accumulated amortization of $348 million ($310 million as at December 31, 2015). Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 10.

Other Arrangement

As at June 30, 2016, Corporate and Other property, plant and equipment and total assets include a carrying value of $1,243 million ($1,179 million as at December 31, 2015) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term in 2037, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 10.

Encana Corporation	11	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Long-Term Debt

	As at	As at
	June 30,	December 31,
	2016	2015
U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	$ 1,493	$ 650
U.S. Unsecured Notes
6.50% due May 15, 2019	500	500
3.90% due November 15, 2021	600	600
8.125% due September 15, 2030	300	300
7.20% due November 1, 2031	350	350
7.375% due November 1, 2031	500	500
6.50% due August 15, 2034	750	750
6.625% due August 15, 2037 (1)	462	500
6.50% due February 1, 2038 (1)	505	800
5.15% due November 15, 2041 (1)	244	400
Total Principal	5,704	5,350

Increase in Value of Debt Acquired	28	27
Unamortized Debt Discounts and Issuance Costs (2)	(42)	(44)
Current Portion of Long-Term Debt	-	-
	$ 5,690	$ 5,333

(1)     Notes accepted for purchase in the March 2016 Tender Offers.

(2)     Long-Term Debt for 2015 has been restated due to the adoption of ASU 2015-03, "Simplifying the Presentation of Debt Issuance Costs", as described in Note 2.

As at June 30, 2016, total long-term debt had a carrying value of $5,690 million and a fair value of $5,740 million (as at December 31, 2015 - carrying value of $5,333 million and a fair value of $4,630 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On March 16, 2016, Encana announced tender offers (collectively, the "Tender Offers") for certain of the Company's outstanding senior notes (collectively, the "Notes"). The announced Tender Offers were for an aggregate purchase price of $250 million, excluding accrued and unpaid interest. The consideration for each $1,000 principal amount of Notes validly tendered and accepted for purchase included an early tender premium of $30 per $1,000 principal amount of Notes accepted for purchase, provided the Notes were validly tendered at or prior to the early tender date of March 29, 2016. All Notes validly tendered and accepted for purchase also received accrued and unpaid interest up to the settlement date.

On March 30, 2016, Encana announced an increase in the aggregate purchase price of the Tender Offers to $400 million, excluding accrued and unpaid interest, and accepted for purchase: i) $156 million aggregate principal amount of 5.15 percent notes due 2041; ii) $295 million aggregate principal amount of 6.50 percent notes due 2038; and iii) $38 million aggregate principal amount of 6.625 percent notes due 2037. The Company paid an aggregate amount of $406 million, including accrued and unpaid interest of $6 million and an early tender premium of $14 million, for Notes accepted for purchase. The Company used cash on hand and borrowings under its revolving credit facility to fund the Tender Offers.

Encana also recognized a gain on the early debt retirement of $103 million, before tax, representing the difference between the carrying amount of the Notes accepted for purchase and the consideration paid. The gain on the early debt retirement net of the early tender premium totals $89 million, which is included in other expenses in the Condensed Consolidated Statement of Earnings.

Encana Corporation	12	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Other Liabilities and Provisions

	As at	As at
	June 30,	December 31,
	2016	2015

The Bow Office Building (See Note 8)	$ 1,312	$1,238
Capital Lease Obligations (See Note 8)	343	353
Unrecognized Tax Benefits	186	189
Pensions and Other Post-Employment Benefits	128	115
Long-Term Incentives (See Note 16)	43	23
Other Derivative Contracts (See Notes 18, 19)	20	23
Other	30	34
	$ 2,062	$1,975

The Bow Office Building

As described in Note 8, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. ("Cenovus"). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2016	2017	2018	2019	2020	Thereafter	Total

Expected Future Lease Payments	$36	$73	$73	$74	$74	$1,400	$1,730
Sublease Recoveries	$(18)	$(36)	$(36)	$(36)	$(37)	$(687)	$(850)

Capital Lease Obligations

As described in Note 8, the Company has several lease arrangements that are accounted for as capital leases including an office building and the Deep Panuke offshore Production Field Centre ("PFC"). Variable interests related to the PFC are described in Note 14.

The total expected future lease payments related to the Company's capital lease obligations are outlined below.

	2016	2017	2018	2019	2020	Thereafter	Total

Expected Future Lease Payments	$50	$98	$99	$99	$99	$133	$578
Less Amounts Representing Interest	21	38	35	30	26	26	176
Present Value of Expected Future Lease Payments	$29	$60	$64	$69	$73	$107	$402

Encana Corporation	13	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

11. Asset Retirement Obligation

	As at	As at
	June 30,	December 31,
	2016	2015
Asset Retirement Obligation, Beginning of Year	$814	$913
Liabilities Incurred and Acquired	4	19
Liabilities Settled and Divested	(13)	(217)
Change in Estimated Future Cash Outflows	-	115
Accretion Expense	26	45
Foreign Currency Translation	21	(61)
Asset Retirement Obligation, End of Period	$852	$814
Current Portion	$51	$41
Long-Term Portion	801	773
	$852	$814

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares and Class A Preferred Shares limited to a number equal to not more than 20 percent of the issued and outstanding number of common shares at the time of issuance.

Issued and Outstanding

	As at		As at
	June 30, 2016		December 31, 2015
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	849.8	$3,621	741.2	$2,450
Common Shares Issued	-	-	98.4	1,098
Common Shares Issued Under Dividend Reinvestment Plan	0.1	1	10.2	73
Common Shares Outstanding, End of Period	849.9	$3,622	849.8	$3,621

During the six months ended June 30, 2016, Encana issued 86,848 common shares totaling $0.6 million under the Company’s dividend reinvestment plan ("DRIP"). During the twelve months ended December 31, 2015, Encana issued 10,246,221 common shares totaling $73 million under the DRIP.

On March 5, 2015, Encana filed a prospectus supplement (the "Share Offering") to the Company's base shelf prospectus for the issuance of 85,616,500 common shares and granted an over-allotment option for up to an additional 12,842,475 common shares at a price of C$14.60 per common share, pursuant to an underwriting agreement. The aggregate gross proceeds from the Share Offering were approximately C$1.44 billion ($1.13 billion). After deducting underwriter's fees and costs of the Share Offering, the net proceeds received were approximately C$1.39 billion ($1.09 billion).

Dividends

During the three months ended June 30, 2016, Encana paid dividends of $0.015 per common share totaling $12 million (2015 - $0.07 per common share totaling $55 million). During the six months ended June 30, 2016, Encana paid dividends of $0.03 per common share totaling $25 million (2015 - $0.14 per common share totaling $107 million). Common shares issued as part of the Share Offering as described above were not eligible to receive the dividend paid on March 31, 2015.

For the three and six months ended June 30, 2016, the dividends paid included $0.3 million and $0.6 million, respectively, in common shares issued in lieu of cash dividends under the DRIP (for the three and six months ended June 30, 2015 - $18 million and $32 million, respectively).

Encana Corporation	14	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital (continued)

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(millions, except per share amounts)	2016	2015	2016	2015

Net Earnings (Loss)	$(601)	$(1,610)	$(980)	$(3,317)

Number of Common Shares:
Weighted average common shares outstanding - Basic	849.9	841.2	849.9	799.5
Effect of dilutive securities	-	-	-	-
Weighted average common shares outstanding - Diluted	849.9	841.2	849.9	799.5

Net Earnings (Loss) per Common Share
Basic	$(0.71)	$(1.91)	$(1.15)	$(4.15)
Diluted	$(0.71)	$(1.91)	$(1.15)	$(4.15)

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at June 30, 2016 have associated Tandem Stock Appreciation Rights ("TSARs") attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of the exercise over the original grant price.

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right ("SAR") in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units ("RSUs")

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Encana Corporation	15	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Accumulated Other Comprehensive Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Foreign Currency Translation Adjustment
Balance, Beginning of Period	$1,113	$1,193	$1,383	$715
Current Period Change in Foreign Currency Translation Adjustment	14	(53)	(256)	425
Balance, End of Period	$1,127	$1,140	$1,127	$1,140

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Period	$7	$(25)	$7	$(26)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 17)	-	-	-	1
Income Taxes	-	-	-	-
Balance, End of Period	$7	$(25)	$7	$(25)
Total Accumulated Other Comprehensive Income	$1,134	$1,115	$1,134	$1,115

14. Variable Interest Entities

Production Field Centre

In 2008, Encana entered into a contract for the design, construction and operation of the PFC at its Deep Panuke facility. Upon commencement of operations in December 2013, Encana recognized the PFC as a capital lease asset. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021.

As a result of the purchase option and fixed price renewal options, Encana has determined it holds variable interests and that the related leasing entity qualifies as a variable interest entity ("VIE"). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE's economic performance. Encana is not required to provide any financial support or guarantees to the leasing entity or its affiliates, other than the contractual payments under the lease and operating agreements. Encana’s maximum exposure is the expected lease payments over the initial contract term. As at June 30, 2016, Encana had a capital lease obligation of $336 million ($340 million as at December 31, 2015) related to the PFC.

Veresen Midstream Limited Partnership

On March 31, 2015, Encana, along with the Cutbank Ridge Partnership ("CRP"), entered into natural gas gathering and compression agreements with Veresen Midstream Limited Partnership (“VMLP”), under an initial term of 30 years with two potential five-year renewal terms. As part of the agreement, VMLP agreed to undertake future expansion of midstream services if required by Encana and the CRP in support of the anticipated future development of the Montney play. In addition, VMLP provides to Encana and the CRP natural gas gathering and processing under agreements that were contributed to VMLP by its partner Veresen Inc., and have remaining terms of 16 years and up to a potential maximum of 10 one-year renewal terms.

Encana has determined that VMLP is a VIE and that Encana holds variable interests in VMLP. Encana is not the primary beneficiary as the Company does not have the power to direct the activities that most significantly impact VMLP’s economic performance. These key activities relate to the construction, operation, maintenance and marketing of the assets owned by VMLP. The variable interests arise from certain terms under the long-term service agreements which include: i) a take or pay for volumes committed to certain gathering and processing assets; ii) an operating fee of which a portion can be converted into a fixed fee once VMLP assumes operatorship of certain compression assets; and iii) a potential payout of minimum costs associated with certain gathering and compression assets. The potential payout of minimum costs will be assessed in the eighth year of the assets' service period and is based on whether there is an overall shortfall of total system cash flows from natural gas gathered and compressed under certain service agreements. The potential payout amount can be reduced in the event VMLP markets unutilized capacity to third party users. Encana is not required to provide any financial support or guarantees to VMLP.

Encana Corporation	16	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Variable Interest Entities (continued)

Veresen Midstream Limited Partnership (continued)

As a result of Encana’s involvement with VMLP, the maximum total exposure, which represents the potential exposure to Encana in the event the assets under the agreements are deemed worthless, is estimated to be $1,414 million as at June 30, 2016. The estimate comprises the take or pay volume commitments and the potential payout of minimum costs. The take or pay volume commitments associated with certain gathering and processing assets are included in Note 20 under Transportation and Processing. The potential payout requirement is highly uncertain as the amount is contingent on future production estimates, pace of development and the amount of capacity contracted to third parties. As at June 30, 2016, accounts payable and accrued liabilities included $0.2 million related to the take or pay commitment.

15. Restructuring Charges

In February 2016, Encana announced workforce reductions to better align staffing levels and the organizational structure with the Company's reduced capital spending program as a result of the current low commodity price environment. Encana incurred total restructuring charges of $31 million, before tax, primarily related to severance costs, of which $6 million remains accrued as at June 30, 2016. The majority of the remaining amounts accrued are expected to be paid in 2017.

During the first quarter of 2015, Encana revised its plans to align the organizational structure in continued support of the Company's strategy that was announced in 2013. During the six months ended June 30, 2015, transition and severance costs of $31 million, before tax, were incurred.

Restructuring charges are included in administrative expense in the Condensed Consolidated Statement of Earnings.

16. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. They include TSARs, Performance TSARs, SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, PSUs and RSUs held by employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at June 30, 2016, the following weighted average assumptions were used to determine the fair value of the share units held by employees:

	US$ Share Units	C$ Share Units
Risk Free Interest Rate	0.54%	0.54%
Dividend Yield	0.77%	0.79%
Expected Volatility Rate	53.96%	50.39%
Expected Term	1.7 yrs	2.0 yrs
Market Share Price	US$7.79	C$10.05

Encana Corporation	17	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Compensation Plans (continued)

The Company has recognized the following share-based compensation costs:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Total Compensation Costs of Transactions Classified as Cash-Settled	$38	$13	$46	$7
Less: Total Share-Based Compensation Costs Capitalized	(9)	(5)	(10)	(2)
Total Share-Based Compensation Expense	$29	$8	$36	$5

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$11	$3	$13	$1
Administrative expense	18	5	23	4
	$29	$8	$36	$5

As at June 30, 2016, the liability for share-based payment transactions totaled $83 million ($51 million as at December 31, 2015), of which $40 million ($28 million as at December 31, 2015) is recognized in accounts payable and accrued liabilities and $43 million ($23 million as at December 31, 2015) is recognized in other liabilities and provisions in the Condensed Consolidated Balance Sheet.

			As at	As at
			June 30,	December 31,
			2016	2015

Liability for Cash-Settled Share-Based Payment Transactions:
Unvested			$67	$47
Vested			16	4
			$83	$51

The following units were granted primarily in conjunction with the Company's March annual long-term incentive award. The TSARs and SARs were granted at the volume-weighted average trading price of Encana's common shares for the five days prior to the grant date.

Six Months Ended June 30, 2016 (thousands of units)

TSARs	4,277
SARs	1,453
PSUs	5,841
DSUs	163
RSUs	15,092

Encana Corporation	18	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits ("OPEB") for the six months ended June 30 as follows:

	Pension Benefits		OPEB		Total
	2016	2015	2016	2015	2016	2015

Defined Benefit Plan Expense	$ (1)	$1	$ 7	$7	$ 6	$8
Defined Contribution Plan Expense	14	15	-	-	14	15
Total Benefit Plans Expense	$13	$16	$ 7	$7	$ 20	$23

Of the total benefit plans expense, $16 million (2015 - $18 million) was included in operating expense and $4 million (2015 - $5 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the six months ended June 30 are as follows:

	Pension Benefits		OPEB		Total
	2016	2015	2016	2015	2016	2015

Current Service Costs	$ 1	$2	$ 5	$5	$ 6	$7
Interest Cost	4	5	2	2	6	7
Expected Return On Plan Assets	(6)	(7)	-	-	(6)	(7)
Amounts Reclassified From Accumulated Other
Comprehensive Income:
Amortization of net actuarial (gains) and losses	-	1	-	-	-	1
Total Defined Benefit Plan Expense	$ (1)	$1	$ 7	$7	$ 6	$8

The amounts recognized in other comprehensive income for the six months ended June 30 are as follows:
	Pension Benefits		OPEB		Total
	2016	2015	2016	2015	2016	2015

Total Amounts Recognized in Other
Comprehensive (Income) Loss, Before Tax	$ -	$(1)	$ -	$-	$ -	$(1)
Total Amounts Recognized in Other
Comprehensive (Income) Loss, After Tax	$ -	$(1)	$ -	$-	$ -	$(1)

Encana Corporation	19	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair value measurements are performed for risk management assets and liabilities and other derivative liabilities, as discussed further in Note 19. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no significant transfers between the hierarchy levels during the period.

As at June 30, 2016	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount

Risk Management

Risk Management Assets

Current	$-	$82	$16	$98	$(65)	$33

Long-term	-	1	-	1	(1)	-

Risk Management Liabilities

Current	-	185	12	197	(65)	132

Long-term	-	57	5	62	(1)	61

Other Derivative Liabilities

Current in accounts payable and accrued liabilities	$-	$6	$-	$6	$-	$6

Long-term in other liabilities and provisions	-	20	-	20	-	20

As at December 31, 2015	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount

Risk Management

Risk Management Assets

Current	$1	$356	$37	$394	$(27)	$367

Long-term	-	11	-	11	-	11

Risk Management Liabilities

Current	-	31	12	43	(27)	16

Long-term	-	-	9	9	-	9

Other Derivative Liabilities

Current in accounts payable and accrued liabilities	$-	$6	$-	$6	$-	$6

Long-term in other liabilities and provisions	-	23	-	23	-	23

(1)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

The Company's Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts, NYMEX fixed price swaptions, NYMEX three-way options, NYMEX costless collars, WTI-based fixed price swaptions and basis swaps with terms to 2018. Level 2 also includes other derivative liabilities as discussed in Note 19. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Encana Corporation	20	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Fair Value Measurements (continued)

Level 3 Fair Value Measurements

As at June 30, 2016, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts and WTI three-way options with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The WTI three-way options are a combination of a sold call, bought put and a sold put. These contracts allow the Company to participate in the upside of commodity prices to the ceiling of the call option and provide the Company with partial downside price protection through the combination of the put options. The fair values of the WTI three-way options are based on the income approach and are modelled using observable and unobservable inputs such as implied volatility. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose.

A summary of changes in Level 3 fair value measurements for the six months ended June 30 is presented below:

			Risk Management
			2016	2015

Balance, Beginning of Year			$16	$ (18)

Total Gains (Losses)			(4)	-

Purchases and Settlements:

Purchases			-	-

Settlements			(3)	8

Transfers in and out of Level 3 (1)			(10)	-
Balance, End of Period			$(1)	$ (10)

Change in unrealized gains (losses) related to assets and liabilities held at end of period			$(7)	$ 3

(1)     The Company's policy is to recognize transfers in and out of Level 3 on the date of the event of change in circumstances that caused the transfer.

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

			As at	As at
			June 30,	December 31,
	Valuation Technique	Unobservable Input	2016	2015
Risk Management - Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$33.71 - $37.50	$ 34.50 - $40.25
Risk Management - WTI Three-Way Options	Option Model	Implied Volatility	22% - 49%	33% - 64%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $3 million ($4 million as at December 31, 2015) increase or decrease to net risk management assets and liabilities. A 10 percent increase or decrease in implied volatility for the WTI three-way options would cause a corresponding $2 million ($2 million as at December 31, 2015) increase or decrease to net risk management assets and liabilities.

19. Financial Instruments and Risk Management

A)   Financial Instruments

Encana's financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities, other liabilities and provisions and long-term debt.

B)   Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 18 for a discussion of fair value measurements.

Encana Corporation	21	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Unrealized Risk Management Position	As at June 30, 2016	As at December 31, 2015

Risk Management Assets
Current	$33	$367
Long-term	-	11
	33	378

Risk Management Liabilities
Current	132	16
Long-term	61	9
	193	25

Other Derivative Liabilities
Current in accounts payable and accrued liabilities	6	6
Long-term in other liabilities and provisions	20	23
Net Risk Management Assets (Liabilities) and Other Derivative Liabilities	$(186)	$324

Commodity Price Positions as at June 30, 2016

	Notional Volumes	Term	Average Price		Fair Value

Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	859 MMcf/d	Q3-Q4 2016	2.68	US$/Mcf	$(50)
	350 MMcf/d	Q1 2017	3.07	US$/Mcf	(10)

NYMEX Fixed Price Swaptions (1)	345 MMcf/d	2017	2.70	US$/Mcf	(68)

NYMEX Three-Way Options	300 MMcf/d	2017			(32)
Sold call price			3.07	US$/Mcf
Bought put price			2.75	US$/Mcf
Sold put price			2.27	US$/Mcf

NYMEX Costless Collars	335 MMcf/d	Q3-Q4 2016			(35)
Sold call price			2.46	US$/Mcf
Bought put price			2.22	US$/Mcf

Basis Contracts (2)		2016			9

Other Financial Positions					(2)
Natural Gas Fair Value Position					(188)

Crude Oil and NGLs Contracts
Fixed Price Contracts

WTI Fixed Price	46.5 Mbbls/d	Q3-Q4 2016	56.35	US$/bbl	55
	15.5 Mbbls/d	2017	49.49	US$/bbl	(15)

WTI Fixed Price Swaptions (3)	10.0 Mbbls/d	Q2 2017	50.86	US$/bbl	(6)

WTI Three-Way Options	22.4 Mbbls/d	Q3-Q4 2016			15
Sold call price			62.99	US$/bbl
Bought put price			55.00	US$/bbl
Sold put price			47.11	US$/bbl

WTI Three-Way Options	10.0 Mbbls/d	Q3-Q4 2017			1
Sold call price			65.00	US$/bbl
Bought put price			50.25	US$/bbl
Sold put price			40.00	US$/bbl

Basis Contracts (4)		2016-2018			(5)
Crude Oil and NGLs Fair Value Position					45

Power Purchase Contracts and Other Derivative Contracts
Fair Value Position					(43)
Total Fair Value Position					$(186)

(1)	NYMEX Fixed Price Swaptions give the counterparty the option to extend 2016 fixed price swaps to December 31, 2017 at the strike price.

(2)	Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices.

(3)	WTI Fixed Price Swaptions give the counterparty the option to extend Q1 2017 fixed price swaps to June 30, 2017 at the strike price.

(4)	Encana has entered into swaps to protect against widening Midland and NGL differentials to WTI.

Encana Corporation	22	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Revenues, Net of Royalties	$127	$164	$304	$409
Transportation and Processing	2	(3)	(4)	(8)
Gain (Loss) on Risk Management	$129	$161	$300	$401

	Unrealized Gain (Loss)
	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Revenues, Net of Royalties	$(457)	$(293)	$(511)	$(421)
Transportation and Processing	6	15	5	7
Gain (Loss) on Risk Management	$(451)	$(278)	$(506)	$(414)

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30

	2016		2015
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$324
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(206)	$(206)	$(13)
Foreign Exchange Translation Adjustment on Canadian Dollar Contracts	(1)
Settlement of Acquired Crude Oil Contracts	(6)
Settlement of Other Derivative Contracts	3
Fair Value of Contracts Realized During the Period	(300)	(300)	(401)
Fair Value of Contracts, End of Period	$(186)	$(506)	$(414)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company's policy is to not use derivative financial instruments for speculative purposes.

Natural Gas - To partially mitigate natural gas commodity price risk, the Company uses NYMEX-based contracts such as fixed price contracts, fixed price swaptions, options and costless collars. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil and NGLs - To partially mitigate crude oil and NGLs commodity price risk, the Company uses WTI-based contracts such as fixed price contracts, fixed price swaptions and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Power - The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation	23	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company's risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings for the six months ended June 30 as follows:

	2016		2015
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural Gas Price	$(138)	$130	$(39)	$39
Crude Oil Price	(92)	87	(150)	150
Power Price	3	(3)	6	(6)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company's credit portfolio including credit practices that limit transactions according to counterparties' credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at June 30, 2016, the Company had no significant credit derivatives in place and held no collateral balances.

As at June 30, 2016, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at June 30, 2016, approximately 87 percent (95 percent as at December 31, 2015) of Encana's accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at June 30, 2016, Encana had four counterparties whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at June 30, 2016, these counterparties accounted for 30 percent, 22 percent, 16 percent and 15 percent of the fair value of the outstanding in-the-money net risk management contracts. As at December 31, 2015, Encana had two counterparties whose net settlement position accounted for 13 percent and 11 percent of the fair value of the outstanding in-the-money net risk management contracts.

During 2015, Encana entered into agreements resulting from divestitures, which may require Encana to fulfill certain payment obligations on the take or pay volume commitments assumed by the purchaser. The circumstances that would require Encana to perform under the agreement includes events where the purchaser fails to make payment to the guaranteed party and/or the purchaser is subject to an insolvency event. The agreements have remaining terms from five to eight years with a fair value of $26 million ($29 million as at December 31, 2015). The maximum potential amount of undiscounted future payments is $420 million as at June 30, 2016, and is considered unlikely.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt and equity capital markets. As at June 30, 2016, the Company had committed revolving bank credit facilities totaling $4.5 billion which included $3.0 billion on a revolving bank credit facility for Encana and $1.5 billion on a revolving bank credit facility for a U.S. subsidiary, the latter of which remained unused. Of the $3.0 billion revolving bank credit facility, $1,493 million of LIBOR loans were drawn and $1,507 million remained unused. The facilities remain committed through July 2020.

Encana also has accessible capacity under a shelf prospectus for up to $4.9 billion, or the equivalent in foreign currencies, the availability of which is dependent on certain eligibility requirements and market conditions, to issue debt and/or equity securities in Canada and/or the U.S. The shelf prospectus expires in July 2016.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation	24	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders' equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$1,239	$-	$-	$-	$-	$1,239

Risk Management Liabilities	132	61	-	-	-	193

Long-Term Debt (1)	303	1,105	1,980	1,457	5,128	9,973

Other Liabilities and Provisions	-	15	1	4	-	20

(1)	Principal and interest.

Included in Encana’s long-term debt obligations of $9,973 million at June 30, 2016 are $1,493 million in principal obligations related to LIBOR loans. These amounts are fully supported and Management expects they will continue to be supported by credit facilities which are fully revolving for up to five years. Based on the July 2020 maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 - 5 Years. Further information on Long-Term Debt is contained in Note 9.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company's reported results. Encana's financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company's results, the total effect of foreign exchange fluctuations is not separately identifiable.

As at June 30, 2016, Encana had $5.7 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion as at December 31, 2015). To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange derivatives. There were no foreign exchange derivatives outstanding as at June 30, 2016.

Encana's foreign exchange (gain) loss primarily includes foreign exchange gains and losses on the translation and settlement of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada, foreign exchange gains and losses on the translation and settlement of foreign denominated intercompany balances and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $43 million change in foreign exchange (gain) loss as at June 30, 2016 (2015 - $50 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company partially mitigates its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at June 30, 2016.

As at June 30, 2016, the Company had floating rate debt of $1,493 million (2015 - $1,397 million). Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was $11 million (2015 - $10 million).

Encana Corporation	25	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Commitments and Contingencies

Commitments

The following table outlines the Company's commitments as at June 30, 2016:

	Expected Future Payments
(undiscounted)	2016	2017	2018	2019	2020	Thereafter	Total

Transportation and Processing	$257	$569	$580	$652	$626	$3,136	$5,820
Drilling and Field Services	74	115	67	30	15	4	305
Operating Leases	14	25	24	11	3	19	96
Total	$345	$709	$671	$693	$644	$3,159	$6,221

Included within transportation and processing in the table above are certain commitments associated with midstream service agreements with VMLP as described in Note 14. Divestiture transactions can reduce certain commitments disclosed above.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company's operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company's consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation	26	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$